Exhibit 16.1

March 18, 2009

Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for Triple-S Management Corporation (the Company) and, under the date of March 18, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On March 18, 2009, we completed our audit and the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K/A dated March 18, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the first paragraph (except for the third and final sentences of that paragraph), the penultimate sentence of the fifth paragraph, or the sixth paragraph.

Very truly yours,

/s/ KPMG LLP